[UBS Securities LLC Letterhead]

July 24, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Larry L. Greene
Senior Counsel
Division of Investment Management

Re:	Tortoise Energy Independence Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-180678 and 811-22690)

Dear Mr. Greene:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 3:00 p.m., Eastern time, on July 26, 2012, or as soon thereafter as possible.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated June 22, 2012 by UBS Securities LLC and distributed between June 22, 2012 and July 26, 2012 is furnished pursuant to Rule 460 under the Securities Act of 1933:

Tortoise Energy Independence Fund, Inc.
No. of Copies
To Individuals / Institutions / Prospective Underwriters	5,208
To Statistical, Public Services, FINRA, NYSE	0
TOTAL	5,208

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Rule”), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ John Key
Name:	John Key
Title:	Managing Director

By:	/s/ Harris Baltch
Name:	Harris Baltch
Title:	Associate Director